PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOTE TO READER

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2007 and 2006, and the Company’s unaudited interim consolidated financial statements and notes for the six months ended December 31, 2007.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A is prepared as of February 26, 2007.  All dollar figures stated herein are expressed in Canadian dollars unless otherwise specified.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented natural resource exploration company focused primarily on the exploration and development of high potential uranium, gold-silver, copper-gold and molybdenum projects in Argentina and the United States.  The Company is concentrating on identifying early stage mineral properties that have exceptional potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (BVI)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) had a 100% interest in the Arroyo Verde project, which consisted of three exploration-stage mineral concessions totaling 5,378 hectares located in the Patagonia region of Argentina.  The consideration was 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares were issued subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

EXPLORATION REVIEW

HIGHLIGHTS

•

At Arroyo Verde, compilation of results of drilling on the high grade gold-silver mineralization in the Principal and Hanging Wall veins will lead to an independent 43-101 compliant resource calculation

•

Continuing permitting activity for drilling programs at Tiger uranium and Anchoris copper-gold porphyry projects

•

At the La Pampa uranium project, ongoing exploration is defining zones of uranium mineralization on Portal’s and the Cerro Solo Basin joint venture claims

•

Permitting underway for a drill program to test zones of uranium mineralization in the Slick Rock uranium project in Colorado

ARROYO VERDE PROJECT

The Arroyo Verde project, located in the eastern Chubut province, Patagonia, Argentina, has excellent infrastructure with access from the major paved coastal highway and power and water readily available in the area.  The climate is arid with the possibility of exploring year round.  The property consists of exploration concessions totaling approximately 30,000 hectares (116 square miles).

The property lies within the eastern part of the Somun Cura Massif.  In recent years exploration has resulted in discovery of both the large Navidad silver-lead deposit and Calcatreu gold-silver deposit.

Gold-silver mineralization at Arroyo Verde occurs in epithermal veins hosted by an outcropping rhyolite dome complex approximately 1 kilometer in diameter surrounded by gravels and younger volcanics.  The Principal Vein is contained within an east-west trending shear zone which ranges in width from 5 to 50 meters.  The vein dips 70° to 85° to the south and drilling has intersected the vein to 350 meters below surface.

Sampling and drilling of the Principal Vein along 700 meters of strike averaged 1.62 meters wide and has a weighted average grade of 7.05 gpt gold equivalent.  A 550 meter zone of economic significance defined by 16 drill holes indicated widths ranging from 0.76 to 3.9 meters and grades from 5.65 to 99.99 gpt gold equivalent with a weighted average grade of 12.50 gpt gold equivalent and an average 1.73 meters true thickness (calculated using a silver:gold ratio of 60:1, metallurgical recoveries and net smelter returns assumed to be 100% and no dilution).

In addition, nine drill holes intersected a hanging wall quartz vein structure.  Eight of the nine drill holes intersected Hanging Wall Vein #1 which is located approximately 50 to 80 meters to the south of the Principal Vein.  The vein has been identified along a strike length of 150 meters and has a true width ranging from 0.26 to 2.80 meters and has yielded assays ranging from 0.64 to 11.95 gpt gold equivalent.

Portal Resources plans to commission an independent 43-101 compliant study to calculate the resource of precious metals for the mineralized zones defined to date both within the Principal Vein as well as the Hanging Wall Vein using the available trench and drill data.

Refugio-Porvenir

Extensive induced polarization (“IP”) geophysical surveys by Portal, outlined the very large 4 kilometer wide by 7 kilometer long Refugio-Porvenir anomaly 12 kilometers south of the main rhyolite dome with a high chargeability and low resistivity signature indicative of a porphyry system.  Mapping and sampling at Refugio-Porvenir defined coincident phyllic to argillic alteration haloes and geochemical anomalies in lead-barium-molybdenum and silver further indicating a large buried mineralized system.

In 2006 and 2007 eight widely spaced reverse circulation holes were drilled on 375 to 1,500 meter spacing to a depth of 136 to 765 meters within the large high chargeability Induced Polarization geophysical anomaly. They intersected an upper rhyolitic ignimbrite with widespread intense argillic quartz alteration with 5 to 15% sulphides up to 260 meters thick underlain by a lower rhyodacite intrusive unit with green waxy sericite alteration and strong silicification with disseminated pyrite and fine grey veinlets with molybdenite, sphalerite, galena and pyrite.

This drilling confirmed the presence of a large, well-mineralized porphyry system with a flat lying zone of quartz molybdenite stockwork mineralization from 70 to 200 meters thick along the ignimbrite-intrusive contact. The best mineralization in drill hole PO-54 consisted of long intervals of molybdenum mineralization (176 meters from 284 to 400 meters grading 0.031% molybdenum and 56.15 meters grading 0.034% molybdenum from 655 to 711.5 meters). Mineralization is disseminated and in veinlets within zones of quartz sericite alteration in a rhyodacite intrusive containing molybdenum, magnetite, pyrite, and minor sphalerite, galena, and chalcopyrite minerals.

This mineralization and geological setting at El Porvenir-Refugio is similar to several large molybdenum porphyry deposits in British Columbia such as the Glacier Gulch deposit of Blue Pearl where mineralization is located at a depth of 300-400 meters below surface.

The El Refugio occurrence represents a grass roots discovery by the Portal team of a large molybdenum-copper porphyry system.  The flat lying quartz–molybdenite stockwork system from 70 to 200 meters thick intersected in holes PO-90, 91, 53, and 54 along a 1,500 meter strike length is open and strengthening to the south of PO-54.  As the induced polarization chargeability anomaly extends south of PO 54 for in excess of 1000 meters, additional drilling is recommended to deepen hole PO-53, step out to the south of hole PO-53, and test the 800 meter gap to the north between drill holes PO-54 and PO-90.  Portal is currently evaluating the option of seeking a joint venture partner to share the risk in further exploring such a large mineralized system.

SAN RAFAEL PROJECT

The San Rafael Project in central Mendoza province Argentina is a large district sized group of claims totaling in excess of 177,000 hectares (680 sq. miles).  Infrastructure is excellent with access via good paved and gravel roads with power and water in the area.  San Rafael, a fully serviced town of over 200,000 inhabitants, is conveniently located approximately 20 kilometers northeast of the project area.  With moderate topography, elevations in the range of 2,000 meters and a predominantly dry climate with mild winters, exploration is possible throughout the year.

The project area is underlain by a sequence of volcanics and sediments, and crosscut by a series of major northwest trending structures.  Three types of significant deposits are present within the area: roll front sandstone hosted uranium deposits such as the Sierra Pintada mine and Portal’s Tiger Uranium Project within the sedimentary sequence; copper-gold mineralization associated with the northwest trending structures such Portal’s Anchoris project; and gold-silver epithermal vein style mineralization associated with altered felsic volcanic centers such as the Don Sixto (formerly La Cabeza) gold-silver project of Exeter Resources Ltd. located just 15 kilometers to the south of the Company’s project area.

Portal’s initial assessment of the area using new generation satellite imagery processed to highlight alteration assemblages, identified over 40 altered and potentially mineralized target areas.  Portal has identified a number of other targets and continues to maintain this extensive land package for future exploration.

As the San Rafael project is currently permitted for ongoing Stage 1 exploration, the new Law 7722 in Mendoza province referred in the Tiger uranium project section does not have any immediate impact on Portal’s planned exploration activities within these claims.

ANCHORIS PROJECT

The Anchoris Project, a large copper-gold porphyry system within the San Rafael group of claims, is located approximately 300 kilometers south of Mendoza, the provincial capital.  San Rafael, a fully serviced town is located approximately 80 kilometers northeast of the project area.  Moderate topography with elevations in the range of 2,000 meters and predominantly dry climate and mild winters make exploration possible throughout the year.  Infrastructure is excellent with state maintained paved and gravel roads providing easy access and power and water available in the project area.

Previous exploration using satellite imagery interpretation, structural studies, geological reconnaissance, and geophysical surveys, and limited drilling led to the partial definition of the three porphyry copper zones at La Totora, Julia-San Pedro and La Chilca-Los Buitres along a clearly defined structural trend approximately 15 kilometers in length.  An outer, widespread carbonate zone in excess of 4 kilometers in diameter contains zones of strong argillic and well developed potassic alteration with sheeted quartz veinlets that are associated with the more intense mineralization consisting of copper sulfides with associated gold.

The La Totora zone is the most intensely mineralized with well developed copper-gold mineralization both in outcrop (45 meters of 0.6% copper and 0.35 g/t gold along strike and 37.7 meters grading 1.00% copper and 0.14 g/t gold across strike) as well as in drill holes (average of three drill holes in the potassic altered zone over a strike length of 1,500 meters is 0.30% copper and 0.17 g/t gold including 16 meters of 0.47% copper and 0.5% g/t gold in AN06).

Portal’s initial mapping, hand trenching and sampling both confirmed previous results and extended the Totora zone in two trenches 150 meters to the southeast with 0.46% copper and 0.06 g/t gold over 10 meters in trench 1 and 0.31% copper and 0.06 g/t gold over 9 meters in trench 2.

In 2006 an exploration program consisting of detailed mapping, sampling and approximately 120 kilometers of IP surveys further defined the three known zones of porphyry style mineralization. At La Totora, the best defined and largest area to date, the geophysical surveys defined a broad 400 to 800 meter wide moderate to strong chargeability anomaly with low resistivity along a strike length of 4,400 meters, open on strike to the east and west.  Geophysical surveys at the La Julia zone outlined a very strong chargeability anomaly over widths of 400 to 1,000 meters along a strike of 2,000 meters, which is open to the southeast.  Previous mapping at the La Julia zone has identified a large area of phyllic alteration with scattered showings of copper-gold porphyry mineralization exposed within an area of extensive sand cover.  At the San Pedro zone, a large IP anomaly is outlined beneath an outcropping diorite intrusive which is crosscut by sheeted copper-gold-silver stockwork veins, 4 to 10 meters in width.  At La Chilca-Buitres a broad gradient chargeability anomaly was outlined over an area 1,000 meters by 400 to 600 meters under thin basalt volcanic cover.  Strong phyllic alteration with disseminated pyrite is exposed in canyons on the northern edge of the IP anomaly.

This work was followed up by a Phase I of reverse circulation drilling program as an initial test of the La Totora, San Pedro and La Julia zones.

The La Totora Zone, a 200 to 400 meter wide south dipping structurally controlled copper-gold porphyry stockwork zone mapped over a strike length of 2,000 meters within an overall pole-dipole IP geophysical anomaly of 4,000 meters was tested by three drill holes.  Drill hole AN8A intersected 87 meters of 0.33% copper, 0.10 g/t gold and 0.065% molybdenum from 175 to 265 meters.  Drill hole AN14 located 1,200 meters south of AN8A in the central portion of the La Totora Zone intersected a strongly argillic altered porphyry with disseminated pyrite and chalcopyrite mineralization and quartz veinlets with pyrite and chalcopyrite over 168 meters from 196 to 364 meters which remains open to depth.  Included in this was a section of 65 meters grading 0.37% copper, and 0.07 g/t gold from 210 to 277 meters.  Hole AN9 drilled a further 800 meters to the southeast intersected silicified and pyritic volcanics and intrusive from 51 to 380 meters but with only weakly anomalous copper values.

At the San Pedro- La Julia zones, drilling intersected a strongly phyllic altered porphyry zone with disseminated pyrite.  However only one hole, AN13, the western most hole intersected anomalous copper values averaging 0.113%copper over 83 meters from 297 to 380 meters. These zones remain open to depth.

Portal has filed an environmental permit application for a drill program of 8 to 12 holes to further test the encouraging results obtained in the La Totora zone as well as test additional portions of the La Julia-San Pedro zone.  The program will emphasize a deep 800 meter long drill hole to test the 200 meter wide zone of copper-gold porphyry stockwork system defined in the La Totora zone along a presently defined strike length in excess of 1,200 meters.

TIGER URANIUM PROJECT

The Tiger uranium project located approximately 30 kilometers southwest of the city of San Rafael consists of six mining concessions totaling over 26,000 hectares or 100 square miles within the Sierra Pintada District. The claims are held under the two existing option agreements for the San Rafael block of concessions.

Moderate topography with elevations in the range of 900 to 1200 meters and predominantly dry climate and mild winters make exploration possible throughout the year.  Infrastructure is excellent with state maintained paved and gravel roads providing easy access with power and water available in the project area.

The Sierra Pintada District hosts the Sierra Pintada uranium deposit, which is owned by the Argentinean government corporation Comisión Nacional de Energia Atómica (CNEA).  Sierra Pintada is an open pit uranium mine, which produced 5 million pounds of U308 from 1979 through to 1997 when it was put on care and maintenance due to low metal prices. The deposit with a resource of approximately 20 million pounds of U3O8 is currently being evaluated to be brought back into production in accordance with Argentina’s national nuclear energy policy.  Note that this resource is not compliant with National Instrument 43-101 nor does its presence ensure that a deposit will be found on Portal’s claims.

Portal has defined six separate target areas over a total strike length of 20 kilometers covering the southern, eastern, western, and fault extensions of the favorable sandstone formation that hosts the Sierra Pintada uranium mine. The highest priority target lies on the southern boundary of the Sierra Pintada mine claims in the southern fold closure of the anticline structure which hosts the uranium mineralization in the Sierra Pintada mine.  Close spaced drill holes on 50 to 100 meter centers are present on both sides of the Sierra Pintada-Portal claim boundary within shallowly dipping, red, hematized magnetic sandstones which historically host the best mineralization in the deposits. The second priority target is located 2 kilometers east of the Sierra Pintada deposit and is underlain by thick shallowly dipping sandstone exposures on the eastern limb of the anticline structure. Target areas 3 to 6 represent up thrown fault extensions of the favorable sandstone units. Red hematized sandstones with shallow dips are poorly exposed under thin alluvial cover along a potential strike of 6 to 10 kilometers and the target areas can be easily tested with radiometric spectrometer surveying and shallow drilling

Portal has planned and initiated permitting for an exploration program on the six targets areas which will commence in the area immediately to the south of the Sierra Pintada mine within the zone of close spaced drilling referred to above that straddles Sierra Pintada-Portal claim boundary.  Exploration will consist of acquisition of surface access rights, mapping, sampling, and geophysics to define targets for drilling.

As of June 21, 2007, the Governor of Mendoza gave final approval to new legislation, Law 7722 which prohibits the use of certain chemical substances by the mining industry within the province of Mendoza.  One of the restricted substances is sulfuric acid which is the main component used in the heap leach recovery of uranium at the Sierra Pintada mine and would potentially be used in heap leaching of any new discoveries by Portal of mineralization similar to Sierra Pintada. Note that this legislation does not impact on the ability of companies to explore in Mendoza province, as the toxic substances cited in the legislation are applicable only to producing mines.

Portal believes that the legislation was implemented primarily for political reasons in advance of national and provincial elections in October 2007 and is unconstitutional. As such Portal has, as well as a number of other mining companies and mining oriented groups in the province of Mendoza, filed a lawsuit against the government of Mendoza challenging the constitutionality of Law 7722.  Following the elections, the new Governor Elect and other groups have put forth the position that mining is a desirable activity in Mendoza province, as long as it is carried out in an environmentally safe manner respecting sustainable development concepts, as it will provide much needed employment and economic benefits to the province.

Specifically the reopening of the important Sierra Pintada mine, as well as providing major economic benefits for the province of Mendoza, can play a significant role in satisfying Argentina’s future energy needs.  By analogy such mine development in the province of Mendoza, would also be very positive for Portal’s ability to develop any uranium deposit that it discovers within its immediately adjacent Tiger uranium project.

LA PAMPA URANIUM PROJECT

Portal’s La Pampa uranium project located in central Chubut province Patagonia, Argentina consists of over 53,000 hectares or 208 square miles in nine mining concessions which Portal is acquiring by staking located 40 to 80 kilometers southwest of the Cerro Solo uranium deposit owned by Comisión Nacional de Energia Atómica (CNEA).  Additionally Portal has the right to earn a 60% interest in the Cerro Solo Basin project of Consolidated Pacific Bay Minerals. Ltd., which consists of three concessions totaling 30,000 hectares or 115 square miles. Under terms of the Letter Agreement, Portal can earn its 60% interest by making an initial payment of US$15,000 on signing with additional cash payments totaling US$130,000 and work commitments totaling US$1.2 million over a four year term. Portal’s claims and the Cerro Solo joint venture are located approximately 40 kilometers southwest and 30 kilometers east respectively of the important Cerro Solo deposit.

The area with subdued topography and good road access is amenable to year round exploration with the exception of one to two months in the case of a particularly severe winter.

On a district scale, Portal’s properties are located within the Cretaceous in age San Jorge sedimentary basin.  The basin comprises sedimentary rocks of the Chubut Group, which host uranium mineralization occurring preferentially within the Los Adobes Formation, composed of coarse grained fluvial sandstone and conglomerate units from 90 to 150 meters thick representing ancient river channels.  Two smaller uranium deposits, Los Adobes and Cerro Condor were discovered and mined in the early 1970’s through follow up of government airborne radiometric surveys.

The Cerro Solo deposit, the largest deposit in the district, occurring at a relatively shallow depth of 60 to 70 meters, making it amenable to open pit mining, was discovered by drilling along strike from the Los Adobes deposit.  CNEA completed a prefeasibility study on the Cerro Solo deposit that estimated a resource of 10 million pounds of contained U3O8 at a grade of 0.3 % uranium and 3.3 million pounds of molybdenum at a grade of 0.2 % molybdenum (CNEA Report 1997).  (Note that this is historical resource calculation and not compliant with NI 43-101 guidelines, nor does the presence of the Cerro Solo deposit ensure that a deposit will be found on Portal’s claims).

Portal’s nine concessions cover strong airborne radiometric anomalies along a north south trending portion of the Los Adobes Formation sandstones 45 kilometers long by 15 kilometers wide.  Surface mapping and prospecting with spectrometer is currently underway to define drill targets within the outlined radiometric anomalies.  Initial prospecting within the Banquileo concession has identified an area believed to be underlain by the Los Adobes and Cerro Barcino Formations. Mapping of this target area shows a thicker section of coarse sandstone and pebble conglomerate which is typical of the more favorable parts of the Los Adobes Formation to host uranium mineralization.  A recently completed “alphatrack” survey has yielded anomalous results which will be followed up with more detailed sampling.  Portal is encouraged by these initial results and continues to test the zone though mapping and sampling to define the areas of highest potential.

The Cerro Solo joint venture claims are underlain by the Los Adobes Formation, the sandstone unit within the Chubut Group which is the preferred host unit for uranium mineralization in the district as noted above. Additionally regional work by Consolidated Pacific Bay Minerals Ltd and others has indicated that a paleo-channel trend hosting uranium mineralization extends onto the claim group.  Portal has initiated a detailed radiometric survey as well as mapping and sampling to define the paleo river channels and define drill targets.

Exploration is continuing in eastern Chubut within the Puesto Manuel Arce Formation of Upper Cretaceous age, and the Salamanca Formation of Paleocene age, both of which are favourable for hosting uranium mineralization.  The Puesto Manuel Arce Formation is a particularly important target as it is believed to host the Sierra Cuadrada deposit, one of the four sandstone hosted deposits discovered by CNEA during their exploration of numerous radiometric anomalies in the San Jorge Basin during the 1960’s and 1970’s.

Initial prospecting and radiometric surveying on Portal’s El Tropezón claim located in eastern Chubut Province identified an area of greater than 2 square kilometers containing anomalous grab samples and spectrometer results within the Paleocene age  sandstones and conglomerates of the Salamanca Formation.  The uraniferous horizon is mostly covered by recent alluvial sediments but erosion along the northern boundary of the cover has exposed the uraniferous horizon within the underlying Salamanca Formation.  A total of 27 hand trenches were excavated and sampled along 1,850 meters of the exposed uraniferous horizon.  The trenches were established in locations previously identified as anomalous for uranium by sampling and radiometric surveying.  Assay results have been received from thirteen of the 27 trenches and indicate true thickness ranging from 0.2 to 1.5 meters and grades ranging from 26 to 494 ppm uranium.  Four of the trenches within a 150 meters of the exposed horizon indicated true widths ranging from 0.2 to 0.9 meters and grades ranging from 124 to 494 ppm uranium and averaging 319 ppm uranium and a true thickness of 0.375 meters.

Reconnaissance mapping and sampling are also being conducted in other target areas underlain by favourable sandstone and conglomerate units of the Puesto Manuel Arce Formation and caliche-type uranium mineralization associated with Tertiary age sediments.

SLICK ROCK URANIUM PROJECT

At the Slick Rock project in the prolific Uravan uranium-vanadium mineral belt in western Colorado, Portal has acquired the right to earn a 60% interest by making cash payments totaling US$101,000 (US$51,000 paid on signing), issuance of 100,000 shares of Portal Resources Ltd. (completed), and spending US$445,000 over a three year period with a minimum annual expenditure of US$100,000. Subsequently Portal can earn a further 15% interest by completing an additional US$225,000 within a two year period.

The project consists of three strategically located groups of claims and leases totaling 419 hectares (1.6 square miles) within the Slick Rock District of the Uravan Mineral Belt in southwestern Colorado adjacent to the Utah border.

Uranium production from the Uravan Mineral Belt, the largest producing uranium area in Colorado, totaled 84 million pounds of U3O8 and 220 million pounds of V2O5 from 1936 to 1984. Grades averaged 0.25% U3O8 and 1.5% V2O5. Production initially came from smaller deposits exposed in the walls of major canyons which dissected the broad rolling plains of the Colorado Plateau. Later in the 1970’s and 1980’s, production moved into the plains with the discovery of larger blind ore bodies at depths of 600 feet or more.

The bulk of the uranium production from the Uravan Mineral Belt has come from sandstone hosted roll-front deposits. Within the Slick Rock District, most of the deposits are hosted with the Saltwash Member of the Morrison Formation, a relatively coarse, cross bedded sandstone representing river channel fill deposits. Areas favourable for hosting uranium mineralization typically are where the sandstone thickness is greater and the unit contains organic or carbonaceous content in the form of carbonized plant remains.

Portal’s three claim groups are aligned along a southwestern trend approximately 7 miles (11 kilometers) long. They are surrounded by six past producing mines, ranging in size from 400,000 to 800,000 pounds contained U3O8, including Union Carbide’s Silver Bell and Wilson mines located approximately 2 miles to the southwest. The largest mine in the district, was Union Carbide’s Deremo mine 2.5 miles to the south with past production of 3.1 million pound of U3O8 and 31.2 million pounds of V2O5. Recent discoveries include the Cotter ore bodies located approximately 2 miles to the northeast with a resource of approximately 300,000 tons containing approximately 1.5 million pounds of U3O8 and 7.5 million pounds of V2O5 (Note that this is historical resource calculation and not compliant with NI 43-101 guidelines, nor does the presence of the Cotter and other ore bodies in the Slick Rock District ensure that a deposit will be found on Portal’s claims.)

Portal’s Slick Rock claims are underlain by the productive Saltwash Member, host to the other producing mines in the area at an estimated depth of approximately 650 feet. Portal has updated the permit application for a 3500 meter drill program consisting of 16 holes budgeted at approximately US$400,000 including drilling, radiometric logging and reclamation costs.

During the six months ended December 31, 2007, the Company capitalized a total of $661,196 (2006 - $1,802,740).  The Company’s mineral properties are located in Argentina and the USA.  A breakdown of carrying values by property and significant expenditure category is as follows:

	Arroyo Verde $	San Rafael $	La Pampa Uranium $	Tiger Uranium $	Slick Rock Uranium $	Project Investigation $	Total $
Total as at June 30, 2005	1,198,827	281,731	-	-	-	63,625	1,544,183

Land acquisition & holding costs	53,953	80,450	-	-	-	1,200	135,603
Environmental	-	1,979	-	-	-	-	1,979
Geology	229,646	94,558	-	-	-	15,305	339,509
Geophysics	-	97,612	-	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	-	83,110
Drilling	480,976	-	-	-	-	-	480,976
Total expenditures	823,998	298,286	-	-	-	16,505	1,138,789
Property write-offs	-		-	-	-	(80,130)	(80,130)
Total as at June 30, 2006	2,022,825	580,017	-	-	-		2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	445,132
Environmental	1,203	2,116	-	2,027	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	885,750
Geophysics	27,607	64,260	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	3,080,517
Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	104,018	11,144	12,563	-	45,497	-	173,222
Environmental	3,611	206	21	1,894	-	-	5,732
Geology	102,937	71,834	237,241	5,276	18,691	-	435,979
Geophysics	6,164	26,985	-	-	-	-	33,149
Surface geochemistry	4,432	298	4,249	-	-	-	8,979
Drilling	3,636	499	-	-	-	-	4,135
Total expenditures	224,798	110,966	254,074	7,170	64,188	-	661,196
Total as at December 31, 2007	4,064,007	1,588,723	425,710	68,409	197,706	-	6,344,555

The gross expenditures broken down by category are as follows:

	Three months ended		Six months ended
	December 31		December 31
	2007	2006	2007	2006

Land holding costs	$ 114,162	$ 259,474	$ 173,222	$ 274,483
Environmental	2,567	496	5,732	2,454
Geology	191,438	277,725	435,979	446,449
Geophysics	31,087	2,794	33,149	35,541
Surface geochemistry	415	33,643	8,979	97,229
Drilling	-	579,236	4,135	946,584
Total expenditures	$ 339,669	$1,153,368	$ 661,196	$1,802,740

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	December 31 2007	September 30 2007	June 30 2007	March 31 2007
	$	$	$	$

Interest Income	47,594	39,384	11,967	23,547
General & Administration (excluding property write-offs)	453,482	432,000	628,899	494,672
Property write-offs	Nil	Nil	Nil	Nil
Net loss	405,888	392,616	616,932	471,125
Net loss per share	0.01	0.01	0.03	0.02

	Three Months Ended
	December 31 2006	September 30 2006	June 30 2006	March 31 2006
	$	$	$	$

Interest Income	32,712	38,448	24,080	7,617
General & Administration (excluding property write-offs)	506,183	354,144	420,681	184,358
Property write-offs	Nil	Nil	80,130	Nil
Net loss	473,471	315,696	476,731	176,741
Net loss per share	0.02	0.02	0.03	0.01

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2007 AND 2006

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the six months ended December 31, 2007 and 2006.

Results of Operations for the three months ended December 31, 2007 and 2006

Loss for the period

For the three months ended December 31, 2007 the Company incurred a net loss of $405,888 ($0.01 per share) compared to a net loss of $473,471 ($0.02 per share) for the three months ended December 31, 2006. The decrease in the net loss for the period from 2006 to 2007 of $67,583 is primarily due to the decrease of $102,862 in valuation allowance for foreign value added tax (IVA), decrease in stock-based compensation of $33,891 and decrease in the foreign asset tax of $30,883 offset by the increase in salaries and benefits of $71,788.

Expenses

General and administrative costs were $453,482 for the three months ended December 31, 2007, a decrease of $52,701 as compared to $506,183 for the same period in the prior year.  The five largest expense items for this fiscal period, which account for 83% of total general and administrative expenditures, were salaries and benefits of $114,111 (2006 - $42,323), stock-based compensation of $38,119 (2006 – $72,010), investor relations of $158,926 (2006 - $125,353) office and miscellaneous expenses of $41,980 (2006 – $32,868) and $22,839 for accounting and audit fees (2006 – $26,059).  The increase in salaries in benefits is result of an increased staff level and increased salaries, the increase in investor relations costs is primarily due to costs related to the Company’s Annual Report and the increase in office and miscellaneous costs is a result of increased insurance costs, licenses and fees and administration costs.  The decrease in stock–based compensation is a result of less options vesting in the current period as compared to the prior years.

Results of Operations for the six months ended December 31, 2007 and 2006

Loss for the period

For the six months ended December 31, 2007 the Company incurred a net loss of $798,504 ($0.03 per share) compared to a net loss of $789,167 ($0.04 per share) for the six months ended December 31, 2006. The increase in the net loss for the period from 2006 to 2007 of $25,155 is primarily due to the decrease of $180,683 in valuation allowance for foreign value added tax (IVA), offset by the increase in salaries and benefits of $125,256, the increase in investor relations of $39,734 and stock-based compensation of $34,953.

Expenses

General and administrative costs were $885,482 for the six months ended December 31, 2007, an increase of $25,155 as compared to $860,327 for the same period in the prior year.  The five largest expense items for this fiscal period, which account for 78% of total general and administrative expenditures, were salaries and benefits of $209,903 (2006 - $84,647), stock-based compensation of $124,419 (2006 – $89,466), investor relations of $245,511 (2006 - $205,777), office and miscellaneous expenses of $70,105 (2006 – $53,422) and $37,070 for accounting and audit fees (2006 – $35,366).  The increase in salaries in benefits is result of an increased staff level and increased salaries, the increase in investor relations costs is primarily due to costs related to the Company’s Annual and additional promotional material. The increase in office and miscellaneous costs is a result of increased insurance costs, licenses and fees and administration costs.  The increase in stock–based compensation is a result of more options vesting in the first quarter as compared to the same period in the prior year.

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2007	2006	2005

Interest Income	$106,674	$33,123	$3,391
Net income (loss)	$(1,877,224)	$(1,094,757)	$(735,538)
Basic and diluted EPS	$(0.09)	$(0.08)	$(0.08)
Total assets	$7,007,477	$7,726,463	$2,347,202
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $4,288,669 and working capital of $4,269,564as of December 31, 2007 (June 30, 2007: $1,069,730 and $726,003 respectively).  The increase in cash and working capital is primarily due to the completion of a private placement in July, 2007 of $4,974,553, net of finders fees, less of expenditures on mineral properties of $661,196 and the funding of operating activities.

On July 20, 2007 the Company completed a private placement for 7,887,000 units at $0.65 for gross proceeds of $5,126,550, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $0.85 until July 20, 2008.  Finder’s fees of $195,058 were paid on this placement.

The Company has sufficient cash to meet its on-going obligations as they become due and will modify budgeted exploration activities as necessary to ensure it continues to meet its on-going obligations.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at December 31, 2007, the Company’s Share Capital was $14,760,161 representing 29,651,539 common shares (June 30, 2007 - $9,823,918 representing 21,759,539 common shares).

During the six months ended December 31, 2007, 5,000 common shares were issued on the exercise of stock options with a value of $4,002, of which $2,600 was received in cash and $1,402 was the fair value of the options at grant that has been allocated to share capital from the contributed surplus account and 20,000 stock options were cancelled during the period

As at December 31, 2007, Contributed Surplus totaled $760,015 (June 30, 2007 - $636,998).  During the six months ended December 31, 2007 the Company recognized $124,419 in stock-based compensation expense for share purchase options that vested during the period and allocated $1,402 from contributed capital to share capital for the estimated fair value of stock options exercised.

At December 31, 2007 the Company had 2,741,100 (June 30, 2007 – 2,766,100) outstanding stock options with a weighted average exercise price of $0.54, and 3,943,500 (June 30, 2007 – 1,317,500) outstanding share purchase warrants with an exercise price of $0.85.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended December 31, 2007, $10,773 was charged to a private company with certain directors in common with the Company for administrative fees and rent.  As at December 31, 2007, $812 (June 30, 2007 - $Nil) was receivable from this company.

During the sixmonths ended December 31, 2007, $10,778 was charged to another private company with certain directors in common with the Company for administrative fees and rent.  As at December 31, 2007, $Nil (June 30, 2007 - $Nil) was receivable from this company.

During the six months ended December 31, 2007, $16,805 was charged to a public company with a director in common with the Company for rent.  As at December 31, 2007, $Nil (June 30, 2007 - $Nil) was receivable from this company.

As at December 31, 2007 the Company owes certain directors and officers an aggregate of $2,427 (June 30, 2007 - $3,233) for expense reimbursements.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at February 26, 2007 the Company had the following items issued and outstanding:

•

29,651,539 common shares

•

2,741,100 common stock options with a weighted average exercise price of $0.54 expiring at various dates until June 19, 2012.

•

3,943,500 common share purchase warrants with an exercise price of $0.85 expiring on July 20, 2008.

Investor Relations

On January 19, 2008, the Company entered into an agreement with Value Relations GmbH investor relations and marketing services.  Under the terms of the agreement, Value Relations GmbH will receive an advance payment of $32,500 Euros for investor relations and promotional services for an eleven- month term and up to 39,000 Euros over the term for a comprehensive marketing program.

Commitments and Contingencies

On June 18, 2004, the Company signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreements the Company was obligated to make three initial annual payments of $15,000, which have all now been paid.

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2008.  The remaining future minimum lease payments for the non-cancellable lease for the fiscal year ended June 30, 2008 total $17,646.

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral exploration and development activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral resources in Argentina are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner. As of June 21, 2007, the Governor of Mendoza gave final approval to new legislation, Law 7722, which prohibits the use of certain chemical substances by the mining industry within the province of Mendoza. Portal believes that the legislation was implemented primarily for political reasons in advance of national and provincial elections in October 2007 and is unconstitutional. As such Portal has, as well as a number of other mining companies and mining oriented groups in the province of Mendoza, filed a lawsuit against the government of Mendoza challenging the constitutionality of the new mining law.  Portal is convinced that the new legislation will upon reflection be modified to allow mining to be carried out in the province of Mendoza in accordance with world standard environmental and sustainability guidelines. As referenced above, for specific reasons, Portal feels that this legislation will not in the long term affect either its Sierra Pintada, San Rafael, nor Anchoris projects.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Argentina and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results.

OUTLOOK

Portal has planned exploration programs for its Anchoris copper-gold porphyry project, as well as the Tiger, La Pampa, and Slick Rock uranium projects.

The Stage II Exploration environmental permit applications on both the Anchoris porphyry copper-gold and Tiger uranium projects have been approved by several of the government agencies involved, however it is anticipated that final approval will depend on clarification of the situation for mining in the province of Mendoza by the newly elected provincial government which formally assumed power in December 2007. Portal is hopeful that this may happen early in 2008 enabling Portal to proceed with acquiring surface access rights and final approval of its planned drilling programs.

At La Pampa uranium project in Chubut province, Portal plans to continue its exploration program to define drill targets within anomalous zones hosted by the Los Adobes Formation both within Portal’s claims to the west and the Cerro Solo JV project, as well as the newly applied for concessions in eastern Chubut province under lain by the younger formations which have also been shown to host uranium deposits. This will entail mapping and sampling as well as detailed radiometric surveys utilizing both spectrometer results and Alpha Cup geochemical grids.

At the Slick Rock project, environmental permit applications have been submitted to address prior deficiencies. Acquisition of previous exploration data on Portal’s claims will enable final definition of the planned drill program with final approval of exploration permits expected in early 2008.

At Arroyo Verde, a resource calculation will be carried out to define the gold-silver resource hosted by the Principal and Hanging Wall veins. Portal is also seeking a joint venture partner to carry out additional exploration on the Refugio-Porvenir porphyry zone.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom.  Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting.  The internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  As required under Multilateral Instrument 52-109, management advises that there has not been any changes in the Company’s internal controls over financial reporting during the most recent interim period that have materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.